UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Translation of registrant’s name into English)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into Definitive Agreements to Acquire a 56.0% Equity Interest in Techforge Co., Ltd.

On November 2, 2026, Gamehaus Holdings Inc. (the “Company” or “Gamehaus”), a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers, entered into definitive agreements to acquire a 56.0% equity interest in Techforge Co., Ltd (“Techforge”), a Cayman Islands exempted company that, through its wholly-owned Singapore subsidiary, Anamana Pte. Ltd., operates Anamana, an artificial intelligence-native integrated micro-serial platform.

Immediately prior to the consummation of the transactions described below, Mr. Feng Xie, Chairman of the Board of Directors of the Company (the “Board”), beneficially owned approximately 63.0% of the outstanding equity interests in Techforge.

Techforge Acquisition Agreements

On November 2, 2026, the Company entered into (i) a share purchase agreement (the “Techforge Share Purchase Agreement”) with certain existing shareholders of Techforge (each, a “Seller” and collectively, the “Sellers”), including an entity indirectly wholly owned by Mr. Feng Xie, Chaiman of the Board of the Company, and (ii) a share subscription agreement (the “Techforge Share Subscription Agreement” and, together with the Techforge Share Purchase Agreement, the “Techforge Acquisition Agreements”) with Techforge. Pursuant to the Techforge Acquisition Agreements, the Company agreed to acquire existing shares of Techforge from the Sellers and subscribe for newly issued shares of Techforge, which, in the aggregate, will represent 56.0% of the outstanding equity interests of Techforge on a fully diluted basis, upon consummation of the transactions contemplated thereby (the “Acquisition”).

The aggregate consideration for the Acquisition is US$26.6 million, consisting of (i) US$19.6 million, payable to the Sellers in the form of newly issued Class A ordinary shares, par value US$0.0001 per share, of Gamehaus (the “Company Class A Ordinary Shares”), and (ii) US$7.0 million, payable to Techforge in cash.

The Techforge Acquisition Agreements contain representations, warranties, covenants and indemnification provisions customary for transactions of this nature. The consummation of the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including, among others, the performance by the Sellers and Techforge of their respective obligations under the Techforge Acquisition Agreements, the absence of a Material Adverse Effect (as defined therein), and the receipt of the requisite corporate approvals. Subject to the satisfaction or waiver of such conditions and the other terms and conditions set forth in the Techforge Acquisition Agreements, the closing of the Acquisition is expected to occur within 30 days following the execution of the Techforge Acquisition Agreements.

Gamehaus Subscription Agreement

In connection with the execution of the Techforge Share Purchase Agreement, on November 2, 2026, the Company entered into a subscription agreement with the Sellers (the “Gamehaus Subscription Agreement”), pursuant to which, the Company agreed to issue, and the Sellers (or their respective written designees) agreed to subscribe for, an aggregate of 24,500,000 Company Class A Ordinary Shares (the “Consideration Shares”), at a deemed purchase price of US$0.8 per share, in a private placement transaction in reliance upon the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Gamehaus Subscription Agreement, the Company has agreed to use its commercially reasonable efforts to file with the Securities and Exchange Commission (the “Commission”), within sixty (60) calendar days following the Closing Date (as defined therein) (the “Filing Deadline”), a registration statement on Form F-1 or Form F-3 (the “Registration Statement”) covering the resale of the Consideration Shares. The Company has further agreed to use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable following such filing, but in no event later than 120 calendar days after the Filing Deadline.

Copies of the form of the Techforge Share Purchase Agreement, the form of the Gamehaus Subscription Agreement, and the form of the Techforge Share Subscription Agreement are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this current report on Form 6-K (the “Form 6-K”) and are incorporated herein by reference. The foregoing descriptions of the material terms of these agreements do not purport to be complete and are qualified in their entirety by reference to the respective exhibits attached hereto.

The transactions contemplated by the Techforge Share Purchase Agreement, the Gamehaus Subscription Agreement and the Techforge Share Subscription Agreement constitute related party transactions of Gamehaus under the applicable corporate governance requirements, and have been reviewed and approved by the Audit Committee of the Board and the Board of Gamehaus. Upon the consummation of the transactions contemplated thereby, Mr. Xie will beneficially own (i) 31.5% of the outstanding ordinary shares and 87.6% of the aggregate voting power in Gamehaus, calculated based on 76,716,254 Company Class A Ordinary Shares (excluding 518,063 Company Class A Ordinary Shares repurchased and held as treasury shares) and 7,799,057 Class B ordinary shares, par value US$0.0001 per share, of the Company, upon the consummation of the transactions contemplated thereby, and (ii) 91.4% of the outstanding voting power in Techforge.

Press Release

On November 2, 2026, the Company issued a press release announcing the entry into the Techforge Share Purchase Agreement, Techforge Share Subscription Agreement, and the Gamehaus Subscription Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Form 6-K, including the exhibits hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

No Solicitation

Neither this Form 6-K, nor the exhibits attached hereto, constitutes an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these statements by the use of words such as “approximate,” “believe,” “hope,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “will,” “would,” “should,” “could,” “may” or the negative or plural forms of these words, or other similar expressions in this Form 6-K. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this Form 6-K speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for the Company to predict these events or how they may affect the Company. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company, its directors, officers or employees or any other person. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties. Factors that may affect the completion of the transactions discussed in this Form 6-K include the possibility that the transactions may not be completed on the anticipated terms, within the anticipated timeframe, or at all; the failure to satisfy or waive closing conditions; the occurrence of events that could give rise to termination of the related transaction documents; the impact of the announcement or pendency of the transactions on the Company’s business, employees, customers, suppliers and other relationships; costs and expenses related to the transactions; uncertainties relating to the Company’s evaluation of strategic direction following completion of the transactions; and other risks described under the “Risk Factors” section in the Company’s most recent annual report on Form 20-F filed with the Commission.

Exhibits Index

Exhibit No.	Description
10.1	Form of Share Purchase Agreement, by and among Gamehaus Holdings Inc., Techforge Co., Ltd. and certain shareholders of Techforge Co., Ltd.
10.2	Form of Subscription Agreement, by and among Gamehaus Holdings Inc. and certain shareholders of Techforge Co., Ltd.
10.3	Form of Share Subscription Agreement, by and between Gamehaus Holdings Inc. and Techforge Co., Ltd.
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Dated: November 4, 2026